LAGOM

Prefab homes to solve affordable housing



Quality
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KITCHEN
BDRM.1
LNDRY
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LIVING
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lagomdevelopment.com Atlanta, GA

B2B Hardware Consumer Goods B2C Manufacturing

Highlights

1. 8,800+ Lots in development pipeline
2. 200,000sf factory can build panels for 23,000 homes per year
3. SIPs allow us to build 25% cheaper, 50% faster and 75% more energy efficient homes.
4. Our 1,000-1,500sf cottages will sell turnkey under $250k in our walkable cottage court communities.
5. Targeting 5M+ Home shortage with scalable panelized, site built homes.

6. Buyers can tour the neighborhoods, select their lot, floorplan, finishes and financing in the app.

7. Vertically integrated: we design, manufacture, develop and sell sustainable/attainable housing

8. Our team is comprised of Ex-Accenture, MREDs, high octane Developers/Builders/Brokers

Featured Investor



Chris Sheridan
Syndicate Lead

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Invested $50,000

"I learned about Lagom from Skip Hulsey about a year ago and have been following their progress from the very beginning. I am backing Lagom because I believe they are going to fill a huge void in the housing market and provide solutions to everyday people to help them fulfill the American Dream of home ownership. I believe Lagom can lead the charge in affordable housing and provide solutions and be able to scale across the country and make buying a house easy with their turn-key system."

Team



Skip Hulsey Founder & CEO

BBA Economics Georgia Gwinnett College MRED Candidate C/O '26 Auburn University 26 years Residential building + Manufactured housing experience



Pete Hall Chief Operating Officer

Northwestern University BA UGA MBA Ex-Accenture 40+ years in Manufacturing Optimization



Chip Royce Chief Revenue Officer

25+ years sales and marketing leadership in technology and



25+ years sales and marketing leadership in technology and manufacturing P&L leader for startups (multiple exits)>corporate venture> Fortune 100 (Ex Dell, Lenovo) University of Miami MBA Boston University BA



Gina Bennett Chief Technology Officer

30+ years technology leadership across real estate, construction, data, and enterprise platforms B.Sc. Computer Science & Mathematics, Clarkson University A.S. Computer Science, Jamestown Community College

Chat with Gina

Lagom: The American Dream 2.0


U.S. Home Affordability in Decline
An affordable listing has a monthly mortgage payment no more than 30% of the median monthly income of that county.
Share of Home Listings Affordable on Median Income
50%
40%
30%
20%
10%
0%
50%
46%
45%
45%
42%
37%
40%
45%
39%
21%
16%
'13
'14
'15
'16
'17
'18
'19
'20
'21
'22
'23


Source: Redfin
COLLABORATORS RESEARCH + WRITING Niccolo Conte, Dorothy Neufeld | ART DIRECTION + DESIGN Sabrina Lam

The United States is short 5+ million homes. Traditional construction cannot scale further. Costs are high, timelines are slow, buyers are locked out, and state and local governments have capital but no partners capable of delivering meaningful volume.

Lagom is building the integrated housing platform designed to produce high quality, energy efficient, affordable homes at scale.

We operate across three verticals:

- **Lagom Panel**
- **Lagom Development**
- **Lagom Homeowner Services**

Together they create a unified system for manufacturing, delivering, and selling homes more efficiently than any traditional builder.

Lagom is rebuilding the operating system of American housing.

The Problem

The housing shortage is a structural, systemic failure. Labor capacity is limited. Construction methods are slow and outdated. Supply chains are fragmented. Land development cycles are unpredictable. Entry level buyers are priced out.

Even the largest national builders are capped by the constraints of traditional construction.

There is a permanent shortage that affects every demographic and every region of the country.

The Lagom Solution

Lagom integrates three coordinated verticals that together solve the key bottlenecks in housing production.

Lagom Panel

Lagom Panel

- Industrialized manufacturing of structural insulated panels.
- 600 homes already built using this system.
- Manufacturing in a 200,000 square foot facility with capacity for panels for 23,000 homes annually.
- Second facility planned in Texas for expanded output.
- Panels will be used in Lagom communities and sold to other builders seeking faster, more energy efficient, lower cost construction.

Lagom Development

- Focused on community scale housing delivery.
- More than 5,000 lots already in the pipeline.
- Designed to reach 100,000 homes per year by year five.
- Homes priced under 250,000 dollars to serve America’s largest unmet demand segment.
- Pairing industrialized panels with repeatable community design gives Lagom a scaling advantage that traditional builders cannot match.

Lagom Homeowner Services

- Acquiring a brokerage with more than 1,000 closed transactions.
- Offering one percent listings and 50 percent buyer rebates to lower total cost for customers.
- Developing a digital app that lets buyers save for a down payment, unlock their rebate, select their lot, choose their floor plan, personalize finishes, secure financing, and track construction progress.

Lagom controls the customer journey from first interaction to closing.

The Platform Flywheel

- **Lagom Panel** reduces cost and accelerates construction.

- **Lagom Development** multiplies output through community scale planning.
- **Lagom Homeowner Services** improves absorption and lowers customer acquisition cost.

Customer data informs land selection and manufacturing demand.

Manufacturing efficiency improves as volume increases.

Each vertical strengthens the others.

This creates the world's first closed loop housing ecosystem.

Our Business Model

Revenue streams include manufacturing of building panels, sales to external builders, community development, home sales, brokerage transactions, digital app revenue, supply chain participation, financing participation, and long term international licensing.

The integrated platform produces margin stacking and compounding efficiency as volume increases.

Why Now

- Housing affordability is collapsing.
- States and cities have funding but lack execution partners.
- Builders cannot scale without new methods.
- Industrialized construction is accelerating worldwide.
- Energy efficiency and resilience are becoming mandatory features.
- Families are seeking simplified, lower cost paths to ownership.

This is the moment for a new type of housing platform.

Why Lagom

- A vertically integrated model that eliminates the major bottlenecks.

- A manufacturing system with real world validation.
- A development engine built for high volume communities.
- A consumer platform that lowers cost and improves the buying experience.
- A leadership team experienced in operations, development, manufacturing, and capital.
- A strategy that scales nationally and internationally.

Lagom is engineered for volume, speed, affordability, and long term defensibility.

Use of Funds

- Manufacturing equipment and factory integration
- Community pre development
- Brokerage acquisition and scaling
- Digital app development
- Land strategy and expansion
- Operational hiring
- Working capital to support early growth

This capital brings the full platform online.

Our Five-Year Vision

- 100,000 homes delivered per year
- Two to three manufacturing facilities
- 300 to 400 active communities
- A national buyer pathway through the Lagom app
- Significant revenue growth and a clear path to multi billion valuation

A global housing delivery platform exporting American building technology and lowering the cost of living for families in multiple countries

families in multiple countries.

A Note from Skip

Housing is the foundation of stability, opportunity, and community. For decades, the United States has lacked a scalable solution for producing affordable, high quality homes. Lagom exists to change that by redesigning every part of the housing delivery system from manufacturing to development to the consumer experience.

We invite you to join us in building the next chapter of American housing.

Downloads

- athens project.jpeg
- UP Project.pdf